NORTHRIDGE CORPORATION

5535 Bull Creek Road  info@northridge123456.com

Tarentum, PA 15084 www. northridge123456.com

412.455.5299

VIA EDGAR        February 10, 2020

SUBJECT:      Form 1-A Withdrawal

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re: Northridge Corporation - Offering Statement on Form 1-A

CIK No. 1793341

Filed 11.08.19

File No. 024-11113

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Northridge Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form 1-A (File No. 024-11113 ), together with all exhibits thereto, initially filed  and as subsequently amended (collectively, the “Registration Statement”).

Northridge Corporation

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The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time and believes the withdrawal to be consistent with paragraph (a) of Rule 477 of the Act. Since the Registration Statement was not declared effective by the Commission, the Company hereby confirms that no securities have been or will be sold or monies collected according to the Registration Statement.

Sincerely,

Northridge Corporation

By: /s/ Christopher Netelkos

Christopher Netelkos, Vice President

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